Exhibit 99.1

JD.com Announces Third Quarter 2022 Results

Beijing, China—November 18, 2022—JD.com, Inc. (NASDAQ: JD and HKEX: 9618), a leading supply chain-based technology and service provider, today announced its unaudited financial results for the three months ended September 30, 2022.

Third Quarter 2022 Highlights

•

Net revenues for the third quarter of 2022 were RMB243.5 billion (US$[1]34.2 billion), an increase of 11.4% from the third quarter of 2021. Net service revenues for the third quarter of 2022 were RMB46.5 billion (US$6.5 billion), an increase of 42.2% from the third quarter of 2021.

•

Income from operations for the third quarter of 2022 was RMB8.7 billion (US$1.2 billion), compared to RMB2.6 billion for the same period last year. Non-GAAP[2] income from operations was RMB9.9 billion (US$1.4 billion) for the third quarter of 2022, as compared to RMB4.6 billion for the third quarter of 2021. Operating margin of JD Retail before unallocated items for the third quarter of 2022 was 5.2%, compared to 4.0% for the third quarter of 2021.

•

Net income attributable to ordinary shareholders for the third quarter of 2022 was RMB6.0 billion (US$0.8 billion), compared to a net loss of RMB2.8 billion for the same period last year. Non-GAAP net income attributable to ordinary shareholders for the third quarter of 2022 was RMB10.0 billion (US$1.4 billion), as compared to RMB5.0 billion for the same period last year.

•

Diluted net income per ADS for the third quarter of 2022 was RMB3.57 (US$0.50), compared to a diluted net loss per ADS of RMB1.81 for the third quarter of 2021. Non-GAAP diluted net income per ADS for the third quarter of 2022 was RMB6.27 (US$0.88), compared to RMB3.16 for the same period last year.

•

Operating cash flow for the twelve months ended September 30, 2022 was RMB45.8 billion (US$6.4 billion), compared to RMB41.0 billion for the twelve months ended September 30, 2021. Free cash flow, which excludes the impact from JD Baitiao receivables included in the operating cash flow, for the twelve months ended September 30, 2022 was RMB25.8 billion (US$3.6 billion), compared to RMB28.5 billion for the twelve months ended September 30, 2021.

•	Annual active customer accounts[3] increased by 6.5% to 588.3 million in the twelve months ended September 30, 2022 from 552.2 million in the twelve months ended September 30, 2021.

[1]

The U.S. dollar (US$) amounts disclosed in this announcement, except for those transaction amounts that were actually settled in U.S. dollars, are presented solely for the convenience of the readers. The conversion of Renminbi (RMB) into US$ in this announcement is based on the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System as of September 30, 2022, which was RMB7.1135 to US$1.00. The percentages stated in this announcement are calculated based on the RMB amounts.

[2]	See the sections entitled “Non-GAAP Measures” and “Unaudited Reconciliation of GAAP and Non-GAAP Results” for more information about the non-GAAP measures referred to in this announcement.
[3]	Annual active customer accounts are customer accounts that made at least one purchase during the twelve months ended on the respective dates, whether through online retail or online marketplace.

“JD.com’s focus on efficiency across various businesses helped drive healthy growth even when the industry continued to face significant challenges,” said Lei Xu, CEO of JD.com. “We are pleased that JD.com’s high-quality growth is increasingly powered by the millions of SMEs especially in rural industries that look to us for the most efficient supply chain solutions and sustainable growth opportunities. Looking ahead, we are confident that our well-established supply chain infrastructure, technical capabilities, as well as the social responsibility we shoulder will continue to enable JD.com to play an important role in the new development phase in the years to come.”

“JD.com’s relentless focus on user experience, cost and efficiency has allowed us to continuously expand our user base while delivering profitable growth,” said Sandy Xu, Chief Financial Officer of JD.com. “Our pre-emptive efforts earlier this year to promote operating efficiency and financial discipline have proven timely and effective given the ongoing external challenges. We will continue to focus on capturing the vast opportunity presented by China’s retail market by striving to be the partner of choice for China’s consumers and enterprises.”

Business Highlights

Environment, Social and Governance

•

In the third quarter, JD.com received multiple awards for its outstanding achievements in ESG. It was named on Fortune’s “2022 China ESG Impact List”, together with other 39 companies, a highlight of its significant anti-COVID efforts and contribution to green supply chain through its “Green Stream Initiative”. JD.com also made the list of “50 Most Innovative Companies of 2022” in the world released by Boston Consulting Group, thanks to its achievements in climate and sustainability.

•

In August, JD Logistics deployed the first batch of battery swapping vehicles. It expects to expand the scale to approximately 1,000 EVs in operation across China by the end of 2022. As the first logistics enterprise that adopts battery swapping vehicles on a large scale, JD Logistics is committed to reducing the number of vehicles used in its logistics parks by over 20% and carbon emissions by 15% for each vehicle, with overall carbon emissions down by nearly 35%.

JD Retail

•

In August, JD.com upgraded its trade-in services to support cross-category trade-in for cell phones, computers, digital devices and home appliances. After the upgrade, users can also trade in a mix of up to six electronic products for new ones. Some of such recycling and trade-in services are facilitated by ATRenew, an investee of JD.com that aims at prolonging the life cycle of electronic devices and thereby promoting environmental sustainability. JD.com becomes the first in industry to support both cross-category and multi-devices trade-in, providing users with the best-in-class experiences while promoting recycling.

•

In September, JD Ehome, the first Apple authorized offline store operated by JD.com, was officially launched in Beijing, providing customers an integrated online to offline shopping experience. This is the first time for JD.com and Apple to expand collaboration from online to offline by leveraging JD.com’s proprietary business model. It also marks a milestone as JD.com is the first online retailer in China in nearly five years that receives the authorization of Apple Premium Reseller (APR), the highest level of Apple reseller in China.

•

In the third quarter, FENDI, a luxury fashion brand under LVMH, launched a flagship store on JD.com, making the company the first with full partnerships with the nine top fashion brands under LVMH. Meanwhile, Italian high-end clothing brand Max Mara and French luxury footwear brand Roger Vivier also joined JD.com. In terms of beauty brands, JD.com welcomed Christian Louboutin Beauty, BOBBI BROWN and LA PRAIRIE, among others, further enriching the Company’s offerings of high-end beauty and cosmetic products. In addition, Canadian fashion and sportswear brand Lululemon launched its flagship store on JD.com during the third quarter.

•

JD.com continues to accelerate the rollout of its “National Pavilions” program, bringing consumers a variety of specialty products from around the world, especially the supermarket category. In addition to the over 70 national pavilions that were launched on JD.com, the Company welcomed nearly 20 countries during 2022’s Singles’ Day Grand Promotion. By leveraging JD.com’s app, 7Fresh and other marketing and logistics channels, JD has introduced many high-quality specialty products from overseas to Chinese consumers, providing with more diverse and convenient shopping options.

JD Health

•

In the third quarter, JD Health collaborated with a number of domestic and international leading pharmaceutical and healthcare companies to accelerate the integration of physical products and services, and promote business innovation. Specifically, JD Health reached a strategic cooperation with Omron Healthcare to collaborate deeply in various fields including service model innovation and digital marketing, effectively encouraging users to engage in proactive healthcare management.

•

In August, JD Health became the first company in China’s internet healthcare sector that received the ISO27799 certification for personal health information security management system, issued by the international certification body British Standards Institution (BSI). This demonstrates JD Health’s international leading capabilities in user information security and privacy management.

JD Logistics

•

JD Logistics was one of the first logistics companies connected to the Yinxuda service of Douyin’s e-commerce platform, providing high-quality delivery services such as to-door delivery to Douyin users.

•

On August 31, 2022, JD Logistics received the Operation Certification of Public Air Carriers of Large Aircraft (CCAR- Part 121) from the Civil Aviation Administration of China, marking the official commencement of the operation of JD Logistics Airlines. At present, JD Logistics’ self-owned all-cargo route between Nantong and Beijing is fully operational.

•

As of September 30, 2022, JD Logistics operated over 1,500 warehouses. Including warehouse space managed through the Open Warehouse Platform, JD Logistics’s warehouse network had an aggregate gross floor area of over 30 million square meters[4].

[4]

The numbers also include warehouses managed by Deppon Logistics Co., Ltd. (“Deppon”, Shanghai Stock Exchange code: 603056) and its subsidiaries (collectively, “Deppon Group”). In the third quarter of 2022, JD Logistics completed the acquisition of the controlling interest in Deppon. As of September 30, 2022, JD Logistics controls a total of approximately 72% of the issued share capital of Deppon.

Dada

•

In September, JD.com’s intra-city business played an active role in supporting the launch of new cell phone models. As the only on-demand retail platform selected for Apple’s pre-sale, JD Daojia (JDDJ) joined hands with Shop Now, JD.com’s one-hour delivery service, as well as Apple authorized resellers to secure inventory of iPhone14 models, promptly open and process pre-sale orders, and provide instant delivery services to customers. This boosted sales to RMB200 million within the first six hours on the opening day. In addition, JDDJ and Shop Now also successfully supported the launch and pre-sale for Huawei Mate 50 models.

JD Industry

•

In the third quarter, JD Industry established strategic cooperation with a number of leading industrial enterprises, such as State Grid, PipeChina, Nippon Paint, among others. With its core intelligent capabilities in commodities, procurement, fulfillment and operations, JD Industry helps its business partners to achieve high-efficient resource coordination and allocation along the industrial chain, thus building more resilient supply chain capabilities.

Third Quarter 2022 Financial Results

Net Revenues. For the third quarter of 2022, JD.com reported net revenues of RMB243.5 billion (US$34.2 billion), representing a 11.4% increase from the same period of 2021. Net product revenues increased by 5.9%, while net service revenues increased by 42.2% for the third quarter of 2022, as compared to the same period of 2021.

Cost of Revenues. Cost of revenues increased by 10.5% to RMB207.3 billion (US$29.1 billion) for the third quarter of 2022 from RMB187.6 billion for the third quarter of 2021.

Fulfillment Expenses. Fulfillment expenses, which primarily include procurement, warehousing, delivery, customer service and payment processing expenses, increased by 0.5% to RMB14.4 billion (US$2.0 billion) for the third quarter of 2022 from RMB14.3 billion for the third quarter of 2021. Fulfillment expenses as a percentage of net revenues was 5.9% for the third quarter of 2022, compared to 6.5% for the same period last year.

Marketing Expenses. Marketing expenses was RMB7.6 billion (US$1.1 billion) for the third quarter of 2022, as compared to RMB7.8 billion for the third quarter of 2021.

Research and Development Expenses. Research and development expenses was RMB4.1 billion (US$0.6 billion) for the third quarter of 2022, as compared to RMB4.0 billion for the third quarter of 2021.

General and Administrative Expenses. General and administrative expenses was RMB2.6 billion (US$0.4 billion) for the third quarter of 2022, as compared to RMB3.1 billion for the third quarter of 2021.

Income from Operations and Non-GAAP Income from Operations. Income from operations for the third quarter of 2022 was RMB8.7 billion (US$1.2 billion), compared to RMB2.6 billion for the same period last year. Non-GAAP income from operations was RMB9.9 billion (US$1.4 billion) for the third quarter of 2022, as compared to RMB4.6 billion for the third quarter of 2021. Operating margin of JD Retail before unallocated items for the third quarter of 2022 was 5.2%, compared to 4.0% for the third quarter of 2021.

Non-GAAP EBITDA. Non-GAAP EBITDA was RMB11.5 billion (US$1.6 billion) for the third quarter of 2022, compared to RMB5.9 billion for the third quarter of 2021.

Share of Results of Equity Investees. Share of results of equity investees was an income of RMB0.4 billion (US$0.1 billion) for the third quarter of 2022, as compared to a loss of RMB1.9 billion for the third quarter of 2021. The loss for the third quarter of 2021 was primarily due to non-cash impairment from certain equity investees.

Others, net. Other non-operating loss was RMB0.8 billion (US$0.1 billion) for the third quarter of 2022, as compared to loss of RMB3.1 billion for the third quarter of 2021. The decrease of loss was primarily due to the fair value change of investment securities.

Net Income/(Loss) Attributable to Ordinary Shareholders and Non-GAAP Net Income Attributable to Ordinary Shareholders. Net income attributable to ordinary shareholders for the third quarter of 2022 was RMB6.0 billion (US$0.8 billion), compared to a net loss of RMB2.8 billion for the same period last year. Non-GAAP net income attributable to ordinary shareholders for the third quarter of 2022 was RMB10.0 billion (US$1.4 billion), as compared to RMB5.0 billion for the same period last year.

Diluted EPS and Non-GAAP Diluted EPS. Diluted net income per ADS for the third quarter of 2022 was RMB3.57 (US$0.50), compared to a diluted net loss per ADS of RMB1.81 for the third quarter of 2021. Non-GAAP diluted net income per ADS for the third quarter of 2022 was RMB6.27 (US$0.88), compared to RMB3.16 for the third quarter of 2021.

Cash Flow and Working Capital

As of September 30, 2022, the company’s cash and cash equivalents, restricted cash and short-term investments totaled RMB218.2 billion (US$30.7 billion), compared to RMB191.3 billion as of December 31, 2021. For the third quarter of 2022, free cash flow of the company was as follows:

	For the three months ended
	September 30, 2021	September 30, 2022	September 30, 2022
	RMB	RMB	US$
	(In millions)
Net cash provided by operating activities	14,448	9,151	1,286
Less: Impact from JD Baitiao receivables included in the operating cash flow	(3,325)	(1,506)	(212)
Less: Capital expenditures, net of related sales proceeds
Capital expenditures for development properties	(5,147)	(3,784)	(532)
Other capital expenditures*	(1,820)	(1,522)	(213)

Free cash flow	4,156	2,339	329

*	Including capital expenditures related to the company’s headquarters in Beijing and all other CAPEX.

Net cash used in investing activities was RMB9.8 billion (US$1.4 billion) for the third quarter of 2022, consisting primarily of the net cash paid for the acquisition of Deppon and cash paid for capital expenditures.

Net cash provided by financing activities was RMB4.0 billion (US$0.6 billion) for the third quarter of 2022, consisting primarily of the proceeds from the second closing of JD Property’s non-redeemable series B preferred share financing.

For the twelve months ended September 30, 2022, free cash flow of the company was as follows:

	For the twelve months ended
	September 30, 2021	September 30, 2022	September 30, 2022
	RMB	RMB	US$
	(In millions)
Net cash provided by operating activities	41,043	45,805	6,439
Add/(Less): Impact from JD Baitiao receivables included in the operating cash flow	1,398	(137)	(19)
Less: Capital expenditures, net of related sales proceeds
Capital expenditures for development properties	(8,518)	(15,274)	(2,147)
Other capital expenditures	(5,412)	(4,551)	(640)

Free cash flow	28,511	25,843	3,633

Supplemental Information

The company reported four segments since the first quarter of 2022, JD Retail, JD Logistics, Dada and New businesses. JD Retail mainly consists of online retail, online marketplace and marketing services in China. JD Logistics includes both internal and external logistics businesses. Dada is a local on-demand delivery and retail platform in China. New businesses mainly include JD Property, Jingxi, overseas businesses and technology initiatives.

The table below sets forth the segment operating results:

	For the three months ended
	September 30, 2021	September 30, 2022	September 30, 2022
	RMB	RMB	US$

	(In millions)
Net revenues:
JD Retail	198,080	211,923	29,792
JD Logistics	25,749	35,771	5,029
Dada	—	2,380	335
New businesses	5,733	4,997	702
Inter-segment*	(11,003)	(11,536)	(1,622)

Total segment net revenues	218,559	243,535	34,236
Unallocated items**	149	—	—

Total consolidated net revenues	218,708	243,535	34,236

Operating income/(loss):
JD Retail	7,942	10,926	1,536
JD Logistics	(727)	253	36
Dada	—	(300)	(42)
New businesses	(2,073)	276	38
Including: gain on sale of development properties	579	1,229	173

Total segment operating income	5,142	11,155	1,568
Unallocated items**	(2,570)	(2,427)	(341)

Total consolidated operating income	2,572	8,728	1,227

*

The inter-segment eliminations mainly consist of revenues from supply chain solutions and logistics services provided by JD Logistics to JD Retail, on-demand delivery and retail services provided by Dada to JD Retail and JD Logistics, and property leasing services provided by JD Property to JD Logistics.

**

Unallocated items include share-based compensation, amortization of intangible assets resulting from assets and business acquisitions, effects of business cooperation arrangements, and impairment of goodwill and intangible assets, which are not allocated to segments.

The table below sets forth the revenue information:

	For the three months ended
	September 30, 2021	September 30, 2022	September 30, 2022
	RMB	RMB	US$
	(In millions)
Electronics and home appliances revenues	110,881	119,284	16,769
General merchandise revenues	75,127	77,743	10,929

Net product revenues	186,008	197,027	27,698
Marketplace and marketing revenues	16,775	18,954	2,665
Logistics and other service revenues	15,925	27,554	3,873

Net service revenues	32,700	46,508	6,538

Total net revenues	218,708	243,535	34,236

Conference Call

JD.com’s management will hold a conference call at 7:00 am, Eastern Time on November 18, 2022, (8:00 pm, Beijing/Hong Kong Time on November 18, 2022) to discuss the third quarter 2022 financial results.

Please register in advance of the conference using the link provided below and dial in 15 minutes prior to the call, using participant dial-in numbers, the Passcode and unique access PIN which would be provided upon registering. You will be automatically linked to the live call after completion of this process, unless required to provide the conference ID below due to regional restrictions.

PRE-REGISTER LINK: https://s1.c-conf.com/diamondpass/10026677-t5m3xa.html

CONFERENCE ID: 10026677

A telephone replay will be available for one week until November 25, 2022. The dial-in details are as follows:

US:	+1-855-883-1031

International:	+61-7-3107-6325

Hong Kong:	800-930-639

Mainland China:	400-120-9216

Passcode:	10026677

Additionally, a live and archived webcast of the conference call will also be available on the JD.com’s investor relations website at http://ir.jd.com.

About JD.com

JD.com is a leading supply chain-based technology and service provider. The company’s cutting-edge retail infrastructure seeks to enable consumers to buy whatever they want, whenever and wherever they want it. The company has opened its technology and infrastructure to partners, brands and other sectors, as part of its Retail as a Service offering to help drive productivity and innovation across a range of industries.

Non-GAAP Measures

In evaluating the business, the company considers and uses non-GAAP measures, such as non-GAAP income/(loss) from operations, non-GAAP operating margin, non-GAAP net income/(loss) attributable to ordinary shareholders, non-GAAP net margin, free cash flow, non-GAAP EBITDA, non-GAAP EBITDA margin, non-GAAP net income/(loss) per share and non-GAAP net income/(loss) per ADS, as supplemental measures to review and assess operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The company defines non-GAAP income/(loss) from operations as income/(loss) from operations excluding share-based compensation, amortization of intangible assets resulting from assets and business acquisitions, effects of business cooperation arrangements, gain on sale of development properties and impairment of goodwill and intangible assets. The company defines non-GAAP net income/(loss) attributable to ordinary shareholders as net income/(loss) attributable to ordinary shareholders excluding share-based compensation, amortization of intangible assets resulting from assets and business acquisitions, effects of business cooperation arrangements and non-compete agreements, gain/(loss) on disposals/deemed disposals of investments and others, reconciling items on the share of equity method investments, loss/(gain) from fair value change of long-term investments, impairment of goodwill, intangible assets and investments, gain and foreign exchange impact in relation to sale of development properties and tax effects on non-GAAP adjustments. The company defines free cash flow as operating cash flow adjusting the impact from JD Baitiao receivables included in the operating cash flow and capital expenditures, net of the proceeds from sale of development properties. Capital expenditures include purchase of property, equipment and software, cash paid for construction in progress, purchase of intangible assets and land use rights. The company defines non-GAAP EBITDA as non-GAAP income/(loss) from operations plus depreciation and amortization excluding amortization of intangible assets resulting from assets and business acquisitions. Non-GAAP basic net income/(loss) per share is calculated by dividing non-GAAP net income/(loss) attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the periods. Non-GAAP diluted net income/(loss) per share is calculated by dividing non-GAAP net income/(loss) attributable to ordinary shareholders by the weighted average number of ordinary shares and dilutive potential ordinary shares outstanding during the periods, including the dilutive effect of share-based awards as determined under the treasury stock method. Non-GAAP net income/(loss) per ADS is equal to non-GAAP net income/(loss) per share multiplied by two.

The company presents these non-GAAP financial measures because they are used by management to evaluate operating performance and formulate business plans. Non-GAAP income/(loss) from operations, non-GAAP net income/(loss) attributable to ordinary shareholders and non-GAAP EBITDA reflect the company’s ongoing business operations in a manner that allows more meaningful period-to-period comparisons. Free cash flow enables management to assess liquidity and cash flow while taking into account the impact from JD Baitiao receivables included in the operating cash flow and the demands that the expansion of fulfillment infrastructure and technology platform has placed on financial resources. The company believes that the use of the non-GAAP financial measures facilitates investors to understand and evaluate the company’s current operating performance and future prospects in the same manner as management does, if they so choose. The company also believes that the non-GAAP financial measures provide useful information to both management and investors by excluding certain expenses, gain/loss and other items that are not expected to result in future cash payments or that are non-recurring in nature or may not be indicative of the company’s core operating results and business outlook.

The non-GAAP financial measures have limitations as analytical tools. The company’s non-GAAP financial measures do not reflect all items of income and expense that affect the company’s operations or not represent the residual cash flow available for discretionary expenditures. Further, these non-GAAP measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited. The company compensates for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating performance. The company encourages you to review the company’s financial information in its entirety and not rely on a single financial measure.

CONTACTS:

Investor Relations

Sean Zhang

+86 (10) 8912-6804

IR@JD.com

Media Relations

+86 (10) 8911-6155

Press@JD.com

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as JD.com’s strategic and operational plans, contain forward-looking statements. JD.com may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in announcements made on the website of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about JD.com’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: JD.com’s growth strategies; its future business development, results of operations and financial condition; its ability to attract and retain new customers and to increase revenues generated from repeat customers; its expectations regarding demand for and market acceptance of its products and services; trends and competition in China’s e-commerce market; changes in its revenues and certain cost or expense items; the expected growth of the Chinese e-commerce market; laws, regulations and governmental policies relating to the industries in which JD.com or its business partners operate; potential changes in laws, regulations and governmental policies or changes in the interpretation and implementation of laws, regulations and governmental policies that could adversely affect the industries in which JD.com or its business partners operate, including, among others, initiatives to enhance supervision of companies listed on an overseas exchange and tighten scrutiny over data privacy and data security; risks associated with JD.com’s acquisitions, investments and alliances, including fluctuation in the market value of JD.com’s investment portfolio; impact of the COVID-19 pandemic; natural disasters and geopolitical events; change in tax rates and financial risks; intensity of competition; and general market and economic conditions in China and globally. Further information regarding these and other risks is included in JD.com’s filings with the SEC and the announcements on the website of the Hong Kong Stock Exchange. All information provided herein is as of the date of this announcement, and JD.com undertakes no obligation to update any forward-looking statement, except as required under applicable law.

JD.com, Inc.

Unaudited Interim Condensed Consolidated Balance Sheets

(In millions, except otherwise noted)

	As of
	December 31, 2021	September 30, 2022	September 30, 2022
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	70,767	83,356	11,718
Restricted cash	5,926	6,433	904
Short-term investments	114,564	128,449	18,057
Accounts receivable, net (including JD Baitiao of RMB2.5 billion and RMB2.0 billion as of December 31, 2021 and September 30, 2022, respectively)(1)	11,900	16,419	2,308
Advance to suppliers	3,959	3,758	528
Inventories, net	75,601	71,757	10,087
Prepayments and other current assets	11,455	16,422	2,309
Amount due from related parties	5,500	7,803	1,097

Total current assets	299,672	334,397	47,008
Non-current assets
Property, equipment and software, net	32,944	51,686	7,266
Construction in progress	5,817	10,363	1,457
Intangible assets, net	5,837	9,465	1,331
Land use rights, net	14,328	33,487	4,707
Operating lease right-of-use assets	19,987	22,101	3,107
Goodwill	12,433	23,123	3,251
Investment in equity investees	63,222	58,947	8,287
Investment securities	19,088	15,014	2,111
Deferred tax assets	1,111	1,371	193
Other non-current assets	21,804	19,552	2,748
Amount due from related parties	264	55	7

Total non-current assets	196,835	245,164	34,465

Total assets	496,507	579,561	81,473

JD.com, Inc.

Unaudited Interim Condensed Consolidated Balance Sheets

(In millions, except otherwise noted)

	As of
	December 31, 2021	September 30, 2022	September 30, 2022
	RMB	RMB	US$
LIABILITIES
Current liabilities
Short-term debts	4,368	17,996	2,530
Accounts payable	140,484	150,624	21,174
Advance from customers	29,106	30,881	4,341
Deferred revenues	3,458	3,975	559
Taxes payable	2,568	4,929	693
Amount due to related parties	519	256	36
Accrued expenses and other current liabilities	34,468	40,031	5,628
Operating lease liabilities	6,665	7,640	1,074

Total current liabilities	221,636	256,332	36,035
Non-current liabilities
Deferred revenues	1,297	1,019	143
Unsecured senior notes	9,386	10,420	1,465
Deferred tax liabilities	1,897	6,265	881
Long-term borrowings	—	18,193	2,558
Operating lease liabilities	13,721	14,781	2,078
Other non-current liabilities	1,786	1,415	198

Total non-current liabilities	28,087	52,093	7,323

Total liabilities	249,723	308,425	43,358

(1)

JD Technology performs credit risk assessment services for JD Baitiao business and absorbs the credit risk of the underlying Baitiao receivables. Facilitated by JD Technology, the company periodically securitizes Baitiao receivables through the transfer of those assets to securitization plans and derecognizes the related Baitiao receivables through sales type arrangements.

JD.com, Inc.

Unaudited Interim Condensed Consolidated Balance Sheets

(In millions, except otherwise noted)

	As of
	December 31, 2021	September 30, 2022	September 30, 2022
	RMB	RMB	US$
MEZZANINE EQUITY	1,212	589	83
SHAREHOLDERS’ EQUITY
Total JD.com, Inc. shareholders’ equity (US$0.00002 par value, 100,000 shares authorized, 3,180 shares issued and 3,131 shares outstanding as of September 30, 2022)	208,911	212,163	29,825
Non-controlling interests	36,661	58,384	8,207

Total shareholders’ equity	245,572	270,547	38,032

Total liabilities, mezzanine equity and shareholders’ equity	496,507	579,561	81,473

JD.com, Inc.

Unaudited Interim Condensed Consolidated Statements of Operations

(In millions, except per share data)

	For the three months ended			For the nine months ended
	September 30, 2021	September 30, 2022	September 30, 2022	September 30, 2021	September 30, 2022	September 30, 2022
	RMB	RMB	US$	RMB	RMB	US$
Net revenues
Net product revenues	186,008	197,027	27,698	580,980	627,463	88,207
Net service revenues	32,700	46,508	6,538	94,705	123,327	17,337

Total net revenues	218,708	243,535	34,236	675,685	750,790	105,544

Cost of revenues	(187,616)	(207,339)	(29,147)	(583,741)	(645,254)	(90,708)
Fulfillment	(14,276)	(14,354)	(2,018)	(42,728)	(46,148)	(6,487)
Marketing	(7,769)	(7,605)	(1,069)	(25,380)	(25,787)	(3,625)
Research and development	(4,004)	(4,116)	(579)	(12,227)	(12,527)	(1,761)
General and administrative	(3,050)	(2,622)	(369)	(7,825)	(7,408)	(1,042)
Gain on sale of development properties	579	1,229	173	749	1,229	173

Income from operations(2)(3)	2,572	8,728	1,227	4,533	14,895	2,094

Other income/(expenses)
Share of results of equity investees	(1,851)	377	53	(646)	(2,308)	(324)
Interest expense	(276)	(579)	(81)	(766)	(1,408)	(198)
Others, net(4)	(3,061)	(816)	(115)	(568)	(1,128)	(159)

Income/(Loss) before tax	(2,616)	7,710	1,084	2,553	10,051	1,413
Income tax expenses	(653)	(1,751)	(246)	(1,702)	(3,581)	(503)

Net income/(loss)	(3,269)	5,959	838	851	6,470	910

Net loss attributable to non-controlling interests shareholders	(467)	(4)	(1)	(765)	(886)	(124)
Net income attributable to mezzanine equity classified as non-controlling interests shareholders	5	—	—	11	8	1

Net income/(loss) attributable to ordinary shareholders	(2,807)	5,963	839	1,605	7,348	1,033

Net income/(loss) per share:
Basic	(0.90)	1.91	0.27	0.52	2.35	0.33
Diluted	(0.90)	1.78	0.25	0.50	2.22	0.31
Net income/(loss) per ADS:
Basic	(1.81)	3.81	0.54	1.03	4.71	0.66
Diluted	(1.81)	3.57	0.50	1.00	4.43	0.62

JD.com, Inc.

Unaudited Interim Condensed Consolidated Statements of Operations

(In millions, except per share data)

	For the three months ended			For the nine months ended
	September 30, 2021	September 30, 2022	September 30, 2022	September 30, 2021	September 30, 2022	September 30, 2022
	RMB	RMB	US$	RMB	RMB	US$
(2) Includes share-based compensation expenses as follows:
Cost of revenues	(32)	(40)	(6)	(69)	(100)	(14)
Fulfillment	(265)	(257)	(36)	(607)	(684)	(96)
Marketing	(164)	(174)	(25)	(413)	(472)	(66)
Research and development	(472)	(416)	(58)	(1,350)	(1,156)	(163)
General and administrative	(1,410)	(1,097)	(154)	(3,680)	(3,000)	(422)
(3) Includes amortization of business cooperation arrangement and intangible assets resulting from assets and business acquisitions as follows:
Fulfillment	(56)	(107)	(15)	(164)	(287)	(41)
Marketing	(216)	(221)	(31)	(637)	(657)	(92)
Research and development	(26)	(83)	(12)	(78)	(181)	(25)
General and administrative	(77)	(32)	(4)	(231)	(128)	(18)

(4)

Others are other non-operating income/(loss), primarily consist of gains/(losses) from fair value change of long-term investments, gains/(losses) from business and investment disposals, impairment of investments, government incentives, foreign exchange gains/(losses), interest income and gains/(losses) from fair value change of short-term investments.

JD.com, Inc.

Unaudited Non-GAAP Net Income Per Share and Per ADS

(In millions, except per share data)

	For the three months ended			For the nine months ended
	September 30, 2021	September 30, 2022	September 30, 2022	September 30, 2021	September 30, 2022	September 30, 2022
	RMB	RMB	US$	RMB	RMB	US$
Non-GAAP net income attributable to ordinary shareholders	5,048	10,040	1,411	13,642	20,561	2,890
Weighted average number of shares:
Basic	3,106	3,129	3,129	3,106	3,122	3,122
Diluted	3,187	3,181	3,181	3,195	3,182	3,182
Non-GAAP net income per share:
Basic	1.63	3.21	0.45	4.39	6.59	0.93
Diluted	1.58	3.14	0.44	4.26	6.43	0.90
Non-GAAP net income per ADS:
Basic	3.25	6.42	0.90	8.78	13.17	1.85
Diluted	3.16	6.27	0.88	8.53	12.86	1.81

JD.com, Inc.

Unaudited Interim Condensed Consolidated Statements of Cash Flows and Free Cash Flow

(In millions)

	For the three months ended			For the nine months ended
	September 30, 2021	September 30, 2022	September 30, 2022	September 30, 2021	September 30, 2022	September 30, 2022
	RMB	RMB	US$	RMB	RMB	US$
Net cash provided by operating activities	14,448	9,151	1,286	35,829	39,333	5,529
Net cash used in investing activities	(29,757)	(9,754)	(1,371)	(55,463)	(36,118)	(5,077)
Net cash provided by financing activities	6,078	4,029	566	22,930	5,415	761
Effect of exchange rate changes on cash, cash equivalents and restricted cash	311	1,799	253	(61)	4,466	628

Net increase/(decrease) in cash, cash equivalents and restricted cash	(8,920)	5,225	734	3,235	13,096	1,841
Cash, cash equivalents and restricted cash at beginning of period	102,790	84,564	11,888	90,635	76,693	10,781

Cash, cash equivalents and restricted cash at end of period	93,870	89,789	12,622	93,870	89,789	12,622

Net cash provided by operating activities	14,448	9,151	1,286	35,829	39,333	5,529
(Less)/Add: Impact from JD Baitiao receivables included in the operating cash flow	(3,325)	(1,506)	(212)	1,191	(1,438)	(202)
Less: Capital expenditures, net of related sales proceeds
Capital expenditures for development properties	(5,147)	(3,784)	(532)	(9,644)	(11,407)	(1,604)
Other capital expenditures	(1,820)	(1,522)	(213)	(3,440)	(2,937)	(412)

Free cash flow	4,156	2,339	329	23,936	23,551	3,311

JD.com, Inc.

Supplemental Financial Information and Business Metrics

	Q3 2021	Q4 2021	Q1 2022	Q2 2022	Q3 2022
Free cash flow (in RMB billions) – trailing twelve months (“TTM”)	28.5	26.2	27.2	27.7	25.8
Inventory turnover days(5) – TTM	30.1	30.3	30.2	31.5	31.7
Accounts payable turnover days(6) – TTM	45.5	45.3	45.0	49.4	50.4
Accounts receivable turnover days(7) – TTM	2.8	2.9	3.2	3.6	4.0
Annual active customer accounts (in millions)	552.2	569.7	580.5	580.8	588.3

(5)

TTM inventory turnover days are the quotient of average inventory over the immediately preceding five quarters, up to and including the last quarter of the period, to cost of revenues of retail business for the last twelve months, and then multiplied by 360 days.

(6)

TTM accounts payable turnover days are the quotient of average accounts payable for retail business over the immediately preceding five quarters, up to and including the last quarter of the period, to cost of revenues of retail business for the last twelve months, and then multiplied by 360 days.

(7)

TTM accounts receivable turnover days are the quotient of average accounts receivable over the immediately preceding five quarters, up to and including the last quarter of the period, to total net revenues for the last twelve months and then multiplied by 360 days. Presented are the accounts receivable turnover days excluding the impact from JD Baitiao.

JD.com, Inc.

Unaudited Reconciliation of GAAP and Non-GAAP Results

(In millions, except percentage data)

	For the three months ended			For the nine months ended
	September 30, 2021	September 30, 2022	September 30, 2022	September 30, 2021	September 30, 2022	September 30, 2022
	RMB	RMB	US$	RMB	RMB	US$
Income from operations	2,572	8,728	1,227	4,533	14,895	2,094
Add: Share-based compensation	2,343	1,984	279	6,119	5,412	761
Add: Amortization of intangible assets resulting from assets and business acquisitions	237	330	46	703	879	124
(Reversal of)/Add: Effects of business cooperation arrangements	(10)	113	16	(18)	374	52
Reversal of: Gain on sale of development properties	(579)	(1,229)	(173)	(749)	(1,229)	(173)

Non-GAAP income from operations	4,563	9,926	1,395	10,588	20,331	2,858

Add: Depreciation and other amortization	1,300	1,537	216	3,962	4,373	615

Non-GAAP EBITDA	5,863	11,463	1,611	14,550	24,704	3,473

Total net revenues	218,708	243,535	34,236	675,685	750,790	105,544
Non-GAAP operating margin	2.1%	4.1%	4.1%	1.6%	2.7%	2.7%

Non-GAAP EBITDA margin	2.7%	4.7%	4.7%	2.2%	3.3%	3.3%

JD.com, Inc.

Unaudited Reconciliation of GAAP and Non-GAAP Results

(In millions, except percentage data)

	For the three months ended			For the nine months ended
	September 30, 2021	September 30, 2022	September 30, 2022	September 30, 2021	September 30, 2022	September 30, 2022
	RMB	RMB	US$	RMB	RMB	US$
Net income/(loss) attributable to ordinary shareholders	(2,807)	5,963	839	1,605	7,348	1,033
Add: Share-based compensation	1,954	1,668	234	5,729	4,575	643
Add: Amortization of intangible assets resulting from assets and business acquisitions	193	221	31	660	620	87
(Reversal of)/Add: Reconciling items on the share of equity method investments(8)	(119)	81	11	(1,150)	911	128
Add: Impairment of goodwill, intangible assets, and investments	1,813	361	51	2,122	1,618	227
Add: Loss from fair value change of long-term investments	4,639	2,779	391	5,405	2,944	414
Reversal of: Gain on sale of development properties	(511)	(1,010)	(142)	(681)	(1,010)	(142)
(Reversal of)/Add: Net (gain)/loss on disposals/deemed disposals of investments and others	(53)	(27)	(4)	(69)	3,491	491
(Reversal of)/Add: Effects of business cooperation arrangements and non-compete agreements	(28)	113	16	(76)	363	51
(Reversal of)/Add: Tax effects on non-GAAP adjustments	(33)	(109)	(16)	97	(299)	(42)

Non-GAAP net income attributable to ordinary shareholders	5,048	10,040	1,411	13,642	20,561	2,890

Total net revenues	218,708	243,535	34,236	675,685	750,790	105,544
Non-GAAP net margin	2.3%	4.1%	4.1%	2.0%	2.7%	2.7%

(8)	To exclude the GAAP to non-GAAP reconciling items on the share of equity method investments, and share of amortization of intangibles not on their books.